Via Edgar

October 20, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Mitchell Austin, Staff Attorney

Re:	MassRoots, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 7, 2015

File No. 333-206731

Ladies and Gentlemen:

On behalf of MassRoots, Inc. (the “Company”), we are writing to respond to the comments dated October 16, 2015, from the staff of the Securities and Exchange Commission (the “Commission”) regarding Amendment #1 to the Company’s Registration Statement on Form S-1 filed with the Commission on October 7, 2015 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed Amendment #2 to the Registration Statement with the Commission (“Amendment”. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Comment 1.	We reissue prior comment 1 in part. In this regard, please revise your prospectus cover page to clarify that you are offering units. Additionally, file a revised legality opinion that addresses the legality of the common stock that forms a part of the units. For additional guidance, consider Section II.B.1.h of our Staff legal Bulletin No. 19.
Response:	In response to your comment, the Company has revised cover page and back page of the Prospectus to refer to units consisting of the component securities. In addition, we have filed a revised legal opinion that includes an opinion with respect to the common stock that forms a part of the units. Please see the cover page and back page of the Prospectus, as well as Exhibit 5.1 filed along with the Amendment.
Comment 2.	Given that you have structured your transaction on a best-efforts, no minimum basis, please remove the proceeds table from the cover page as it suggests that a certain amount of proceeds will be received. Additionally, revise to disclose whether you have made any arrangements to place investor funds in an escrow, trust or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.
Response:	In response to your comment, the Company has revised the cover page of the Prospectus to remove the proceeds table as requested. In addition, the Company has also included the following disclosure on the cover page of the Prospectus:

“We have not made any arrangements to place funds in an escrow, trust or similar account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you. If that happens, you may lose your investment and your funds may be used to pay creditors.”

Comment 3.	Your disclosure here indicates that you are conducting a best-efforts offering and that Chardan Capital will serve as your placement agent and will receive a commission. Please revise your disclosure on page 24 that Chardan “may be deemed an underwriter within the meaning of Section 2(a)(11) of the Securities Act” to state that Chardan is an underwriter, or advise. Additionally, please reconcile the disclosure in your prospectus summary that this offering will be conducted on a self-underwritten basis with the disclosure that indicates that Chardan will act as your exclusive placement agent in connection with this offering.
Response:	In response to your comment, the Company has revised the “Plan of Distribution” section of the Registration Statement to state that “Chardan is an underwriter within the meaning of Section 2(a)(11) of the Securities Act…” and that “As an underwriter, Chardan is required to comply with the requirements of the Securities Act and the Exchange Act…” In addition, the Company has revised the disclosure on the Cover Page to remove references to the offering being conducted on a self-underwritten basis. Please see the cover page and page 24 of the Prospectus.

If you have any questions relating to any of the foregoing, please contact the undersigned at (212) 908-3958.

Respectfully,

/s/ Peter J. Gennuso

Peter J. Gennuso

Copy to: Isaac Dietrich